Exhibit 3.1

Filed with Secretary

of State July 2, 2002

STATE OF SOUTH CAROLINA

SECRETARY OF STATE

ARTICLES OF AMENDMENT

TO THE RESTATED ARTICLES OF INCORPORATION OF

THE SEIBELS BRUCE GROUP, INC.

TO THE SECRETARY OF STATE OF SOUTH CAROLINA:

The undersigned corporation, amending its Restated Articles of Incorporation submits for filing these Articles of Amendment setting forth the following as required under Section 33-6-102 and pursuant to Section 33-10-106 of the Code of Laws of South Carolina Annotated:

(1)                                  The name of the corporation is The Seibels Bruce Group, Inc. (the “Corporation”).

(2)                                  The text of the amendment (the “Amendment”) is to replace Exhibit 3 to the Addendum of Section 5(b) of the Restated Articles of Incorporation of the Corporation with the following:

EXHIBIT 3

CERTIFICATE OF DESIGNATIONS

ADJUSTABLE RATE CUMULATIVE NONVOTING PREFERRED SPECIAL STOCK

SUBPART 1

DESIGNATION AND RANK

1.1                                 Designation.  A single series of Special Stock designated “Adjustable Rate Cumulative Nonvoting Preferred Special Stock” (hereinafter called the “Preferred Stock”) is hereby authorized.  The number of authorized shares constituting the Preferred Stock is 800,000.  Shares of the Preferred Stock shall be issued at a stated value of $10.00 per share (the “Stated Value”).

1.2                                 Rank.  With respect to the payment of the dividends and other distributions with respect to the capital stock of the Corporation, including the distribution of the assets of the Corporation upon liquidation, dissolution or winding up, the Preferred Stock shall be pari passu with the Corporation’s issued and then-outstanding Cumulative Convertible Redeemable Nonvoting Special Preferred Stock and the Corporation’s issued and then-outstanding $0.625 Cumulative Convertible Redeemable Nonvoting Special Preferred Stock and shall not be junior to any other series or class of stock of the Corporation.

SUBPART 2

DIVIDEND RIGHTS

2.1                                 Dividend Rate.  Holders of Preferred Stock will be entitled to receive, when and as declared by the Board of Directors of the Corporation out of assets of the Corporation legally available therefor, cumulative cash dividends at the rate per share equal to the Applicable Rate (as hereinafter defined) from time to time in effect, for each Dividend Period (as hereinafter defined) multiplied by the Stated Value.  The annual rate at which such dividends shall accrue is hereinafter referred to as the “Dividend Rate.”

The “Applicable Rate” for any Dividend Period will be equal to the Effective Rate (as hereinafter defined) plus 3.5%.  The “Effective Rate” shall mean the interest rate per annum equal to the average (rounded upward to the next higher 1/16 of one percent) of the offered rates for deposits in United States dollars for a period equal to the Dividend Period which appears on the Reuters Screen Libor Page at approximately 11:00 A.M. (London time) two (2) Business Days (as hereinafter defined) prior to the beginning of such Dividend Period.  In the event that such rate does not appear, “Applicable Rate” shall mean the rate per annum determined by the Board of Directors to be the rate (or average of rates, if applicable) (rounded upward to the next higher 1/16 of one percent) for deposits in United States dollars for a period equal to such Dividend Period which appears on the Telerate Screen or other comparable service at approximately 11:00 A.M. (London time) (or as soon thereafter as practicable), two (2) Business Days prior to the first day of such Dividend Period.

The “Initial Dividend Period” shall commence on the date of issuance of the Preferred Stock to and including June 30, 2002.  Each subsequent quarterly dividend period thereafter (the Initial Dividend Period and each quarterly dividend period being hereinafter individually referred to as a “Dividend Period” and collectively referred to as “Dividend Periods”) shall be in four equal amounts per annum and shall commence on January 1, April 1, July 1 and October 1 in each year (each, a “Dividend Period Commencement Date”), commencing July 1, 2002, and shall end on and include the day next preceding the next Dividend Period Commencement Date.

The Applicable Rate with respect to each Dividend Period will be calculated as promptly as practicable by the Corporation according to the method described above and will cause notice of such dividend rate to be enclosed with the dividend payment checks next mailed to the holders of the Preferred Stock.

2.2         Accrual and Payment.  Dividends on each share of Preferred Stock shall be cumulative and except as otherwise provided herein, dividends on the Preferred Stock shall be payable, when and as declared by the Board of Directors or a committee thereof, on March 31, June 30, September 30 and December 31 (or, if such day is not a Business Day (as hereinafter defined), on the next Business Day thereafter) of each year, commencing on June 30, 2002 (each such date being hereinafter referred to as a “Dividend Payment Date”), to holders of record as they appear on the books of the Corporation on such record date, not preceding the date upon which the resolution fixing the record date is adopted and not exceeding 60 days preceding the relevant Dividend Payment Date, as may be determined by the Board of Directors or a duly authorized committee thereof.  If declared, dividends shall be paid in cash on each Dividend Payment Date with respect to the quarterly period ending on such Dividend Payment Date.  To the extent not declared and paid, dividends shall accumulate.  The amount of dividends payable for the initial dividend period or any period shorter or longer than a full dividend period shall be calculated on the basis of a 360-day year of twelve 30-day months.  Accrued dividends not paid on a Dividend Payment Date may be declared and paid at any time, without reference to any regular Dividend Payment Date, to holders of record on such record date, not preceding the date upon which the resolution fixing the record date is adopted and not exceeding 60 days preceding the payment date thereof, as may be fixed by the Board of Directors or a duly authorized committee thereof.  “Business Day” shall mean any day excluding Saturday, Sunday and any day on which the Fedwire funds transfer system of the Federal Reserve Banks is not available for the transfer of funds.

2.3         Dividends or Distributions to Junior Stock.  So long as any shares of Preferred Stock are outstanding, no dividend or distribution shall be declared or paid or set aside for payment on the common stock of the Corporation or on any other stock of the Corporation ranking junior to the Preferred Stock as to dividends, unless, full cumulative dividends on all outstanding shares of the Preferred Stock shall have been declared and paid through and including the most recent Dividend Payment Date.

SUBPART 3

LIQUIDATION RIGHTS

3.1         Preferences of Preferred Stock on Winding-Up of the Corporation.  In the event of any voluntary or involuntary liquidation, dissolution, winding up of affairs of the Corporation or other similar event, before any distribution is made upon any class of stock of the Corporation ranking junior to the Preferred Stock, the holders of shares of Preferred Stock shall be entitled to be paid, out of the assets of the Corporation available for distribution to its shareholders, an amount per share equal to the Stated Value, plus an amount equal to all accrued and unpaid dividends (such amounts, together, the “Liquidation Value”).  Neither the consolidation nor merger of the Corporation with or into any other corporation or corporations, nor the sale or lease of all or substantially all of the assets of the Corporation, shall itself be deemed to be a liquidation, dissolution or winding-up of the affairs of the Corporation within the meaning of any of the provisions of this Subpart 3.

3.2         Pro Rata Distribution.  If, upon distribution of the Corporation’s assets in liquidation, dissolution, winding-up or other similar event, the net assets of the Corporation to be distributed among the holders of shares of Preferred Stock and any other class or series of stock of the Corporation ranking on a parity with the Preferred Stock as to distributions upon liquidation are insufficient to permit payment in full to such holders of the preferential amount to which they are entitled, then the entire net assets of the Corporation shall be distributed among the holders of shares of Preferred Stock and such other class or series of stock ratably in proportion to the full amounts to which they would otherwise be respectively entitled and such distributions may be made in cash or in property taken at its fair value (as determined in good faith by the Board of Directors), or both, at the election of the Board of Directors.

3.3         Priority.  All of the preferential amounts to be paid to the holders of the Preferred Stock and the holders of any other class or series of stock of the Corporation ranking on a parity with the Preferred Stock as to distributions upon liquidation shall be paid or set apart for payment before the payment or setting apart for payment of any amount for, or the distribution of any assets of the Corporation to, the holders of the common stock of the Corporation and any other class or series of stock of the Corporation which is junior to the Preferred Stock as to distributions upon liquidation.

SUBPART 4

VOTING RIGHTS

4.1         General.  The holders of shares of Preferred Stock shall have no voting rights except as required by law.  The holders of Preferred Stock shall be entitled to notice of any meeting of the stockholders of the Corporation.

SUBPART 5

MISCELLANEOUS

The headings of the various Subparts hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.

(3)               This Amendment was adopted by the Board of Directors, without action by the shareholders of the Corporation, on March 28, 2002.

(4)               This Amendment was duly adopted by the Board of Directors in accordance with Section 33-6-102 of the Code of Laws of South Carolina which pursuant to the Corporation’s Restated Articles of Incorporation, does not require shareholder action.

DULY EXECUTED, delivered and certified, under seal, by duly authorized officers of the Corporation on July 2, 2002.

THE SEIBELS BRUCE GROUP, INC.

	By:	/s/ JOHN E. NATILI
	Name:	John E. Natili
	Title:	President and Chief Executive Officer

(Corporate Seal)

Attest:

/s/ MATTHEW P. MCCLURE
Secretary